UNITED STATES
                              SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.  20549


                                         SCHEDULE 13G

                           Under the Securities Exchange Act of 1934
                                       (Amendment No. 1)*

                                     Scientific Atlanta, Inc.

                                               Common

                                              80865510

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of give percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO.  80865510  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Banks, Inc. as Parent Holding Company for:  SunTrust Banks
      of Florida, Inc. as Parent Holding Company; SunTrust Banks of Georgia, Inc. as Parent Holding Company for SunTrust Bank, Atlanta as Parent Company for Trusco Capital Management, Inc. and in various fiduciary capacities.
      58-1575035
------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) _______
                                                          (B) _______
------------------------------------------------------------------------
3.    SEC USE ONLY

------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    2,404,887
                          ---------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  14,868
                          ---------------------------------------------

EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 4,528,202
                          ---------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      44,358
----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,573,260
------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.99%
------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC, BK and IA



                        SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                       SCHEDULE 13G
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a)    Name of Issuer:
---------    --------------
             Scientific Atlanta, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:
---------    -----------------------------------------------
             One Technology Parkway South
             Norcross, Georgia  30092-2967

Item 2(a)    Name of Person Filing:
---------    ---------------------
             SunTrust Banks, Inc. as Parent Holding Company for SunTrust
             Banks of Florida, Inc. as Parent Holding Company; SunTrust
             Banks of Georgia, Inc. as Parent Holding Company; SunTrust
             Bank, Atlanta as Parent Company for Trusco Capital Management,
             Inc. as Parent Holding Company and in various fiduciary capacities.

Item 2(b)    Address of Principal Business Office(s):
---------    ---------------------------------------
             25 Park Place, N.E.
             Atlanta, Georgia  30303

Item 2(c)    Citizenship:
---------    -----------
             SunTrust Banks, Inc. is a Georgia corporation; SunTrust Banks of Florida, Inc. is a Florida corporation; SunTrust Banks of Georgia, Inc. is a Georgia corporation; SunTrust Bank, Atlanta is a Georgia banking association; Trusco Capital Management, Inc.
             is a registered investment adviser and a Georgia corporation.

Item 2(d)    Title of Class of Securities:
---------    ----------------------------
             Common

Item 2(e)    CUSIP Number:
---------    ------------
             80865510



Item 3       Type of Person:
------       --------------
             (b) Bank as defined in section 3(a)(6) of the Act.
             (e) Investment Adviser registered under section 203 of the
                 Investment Advisers Act of 1940.
             (g) Parent holding company, in accordance with para. 240,13d-
                 1(1)(ii)(H).

Item 4        Ownership:
------        ---------

              Amount Beneficially Owned.  4,573,260

              (b) Percent of Class:   5.99%

              (c) Number of Shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote:  2,404,887

                 (ii)  Shared power to vote or to direct the vote: 14,868

                (iii)  Sole power to dispose or to direct the disposition of:
                       4,528,202

                 (iv)  Shared power to dispose or the direct the disposition of: 44,358




Item 5     Ownership of Five Percent or Less of Class:
------     ------------------------------------------
           Not Applicable

Item 6     Ownership of More than 5 Percent of Behalf of Another Person:
------     ------------------------------------------------------------
           See Exhibit B

Item 7     Identification and Classification of the Subsidiary Which
------     Acquired the Security Being Reported on By the Parent Holding
           Company:
           ------------------------------------------------------------
           See Item 2 and Exhibit C

Item 8     Identification and Classification of Members of the Group:
------     ---------------------------------------------------------
           Not Applicable

Item 9     Notice of Dissolution of Group:
------     ------------------------------
           Not Applicable

Item 10    Certification:
-------    -------------
           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

           Signature:
           ---------
           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     January 23, 1996

SunTrust Banks, Inc.

By        /s/ Cynthia S. Walker
          -------------------------
          Cynthia S. Walker, Operations Officer
          STI Trust & Investment Operations, Inc. as agent for
          SunTrust Banks, Inc.



                                          EXHIBIT A

     The shares reported are held by one or more bank subsidiaries of SunTrust Banks, Inc., in various fiduciary and agency capacities. SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary.

     Certain of the shares included in shared voting authority are held in agency accounts and co-fiduciary accounts and co-fiduciary accounts in nominee registration. These are voted by the banks under revocable authority of trust accounts and therefore, are reported as shared voting authority.






                                    EXHIBIT B

     Various co-trustees share the power to direct distribution of income including dividends and the proceeds from sale of securities. Additionally, various beneficiaries have the right to receive dividends.








                                 EXHIBIT C

                                  Sole     Shared      Sole      Shared
                                Voting     Voting    Power to   Power to
Name of Person Filing            Power      Power     Dispose    Dispose

SunTrust Banks of Georgia, Inc.
as Parent Holding Company for:
-------------------------------
SunTrust Bank, Atlanta           132,073    12,368     991,378     18,668
and in Various
Fiduciary Capacities
25 Park Place, N.E.
Atlanta, Georgia  30303

SunTrust Bank, Northeast               -0-      -0-          -0-      200
Georgia, N. A. and
in Various Fiduciary Capacities
101 North Lumpkin St.
Athens, Georgia   30613

SunTrust Bank, Northwest           1,236      -0-         1,236     -0-
Georgia, N. A. and in Various
Fiduciary Capacities
100 East Second Ave.
Rome, Georgia   30161

SunTrust Bank, Middle              4,200      -0-            -0-    4,200
Georgia, N. A. and in Various
Fiduciary Capacities
606 Cherry St.
Macon, Georgia  31201

SunTrust Banks of Florida, Inc.
as Parent Holding Company for:
-------------------------------
SunTrust Bank, Central Florida,   78,983      1,000     109,878      2,505
N.A. and in Various Fiduciary
Capacities
200 South Orange
Orlando, Florida  32801

SunTrust Bank,South Florida,      30,150       1,250     18,100     13,300
N.A. and in Various Fiduciary
Capacities
501 E. Las Olas Blvd.
Ft. Lauderdale, Florida   33301

SunTrust Bank, Tampa Bay and       5,635         -0-      4,850        785
in Various Fiduciary Capacities
315 East Madison St.
Tampa, Florida   33602

STI Capital Management,        2,115,700         -0-  3,352,600         -0-
N. A. and in Various Fiduciary
Capacities
200 South Orange Ave.
Orlando, Florida   32801

SunTrust Bank, Gulf Coast          6,100         -0-      4,600       1,500
and in various fiduciary
capacities
1777 Main Street
Sarasota, Florida  34236

SunTrust Bank, North Central       4,800         -0-      4,800         -0-
Florida and in various
fiduciary capacities
203 E. Silver Springs Blvd.
Ocala, Florida  34470

SunTrust Bank, East Central          500         -0-        500         -0-
Florida and in various fiduciary
capacities
120 S. Ridgewood Avenue
Daytona Beach, Florida  32114

SunTrust Bank, Southwest Florida   11,060        250      9,410        1,700
and in various fiduciary
capacities
12730 New Brittany Blvd.
Fort Myers, Florida  33907

SunTrust Bank, Treasure Coast,      2,500         -0-     2,000          500
N.A. and in various fiduciary
capacities
111 Orange Avenue
Fort Pierce, Florida  34950

SunTrust Bank, West Florida         1,000         -0-     1,000          -0-
and in various fiduciary
capacities
220 W. Garden Street
Pensacola, Florida  32501


Shares Beneficially Owned       4,573,260


SunTrust Banks, Inc.
25 Park Place, N.E.
Atlanta, Georgia  30303


January 23, 1996


Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities Exchange Act of 1934 and Rule 13G thereunder a
Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of Scientific Atlanta, Inc. Common Stock.

A paper copy of this filing is also being forwarded to you.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,

/s/ Cynthia S. Walker
---------------------
Cynthia S. Walker
Operations Officer
STI Trust & Investment Operations, Inc. as agent for SunTrust Banks, Inc.

c:    Scientific Atlanta, Inc.
      New York Stock Exchange